EXHIBIT 99.1

Orange County - Poughkeepsie

Limited Partnership

Financial Statements

As of December 31, 2013 and 2012 and for the years ended

December 31, 2013, 2012 and 2011, and Report of Independent Registered Public Accounting Firm

The information contained herein is confidential and is not to be reproduced or published without the express authorization of Verizon Wireless. It is intended solely for the use by authorized Verizon Wireless and Orange County - Poughkeepsie Limited Partnership personnel.

Preliminary Draft—For Discussion Purposes Only

To be returned to Deloitte & Touché LLP and not to be reproduced in any form without their permission

Orange County - Poughkeepsie Limited Partnership

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Orange County —

Poughkeepsie Limited Partnership:

Basking Ridge, New Jersey

We have audited the accompanying balance sheets of Orange County - Poughkeepsie Limited Partnership (the “Partnership”) as of December 31, 2013 and 2012, and the related statements of operations, changes in partners’ capital, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Partnership’s business was converted from a wholesale business to retail business in 2011.

/s/ Deloitte & Touche LLP

March 28, 2014

Orange County - Poughkeepsie Limited Partnership

Balance Sheets - As of December 31, 2013 and 2012

(Dollars in Thousands)

	2013	2012
ASSETS

CURRENT ASSETS:
Accounts receivable, net of allowance of $737 and $693	$21,060	$19,694
Unbilled revenue	2,101	2,563
Prepaid expenses and other current assets	190	113

Total current assets	23,351	22,370

PROPERTY, PLANT AND EQUIPMENT—Net	41,646	41,072

OTHER ASSETS	365	—

TOTAL ASSETS	$65,362	$63,442

LIABILITIES AND PARTNERS’ CAPITAL

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$7,570	$7,930
Distribution payable to partner	—	13,000
Advance billings and customer deposits	8,724	8,185
Due to affiliate	3	—

Total current liabilities	16,297	29,115

LONG TERM LIABILITIES	1,590	1,047

Total liabilities	17,887	30,162

PARTNERS’ CAPITAL	47,475	33,280

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$65,362	$63,442

See notes to financial statements.

Orange County - Poughkeepsie Limited Partnership

Statements of Operations - Years Ended December 31, 2013, 2012 and 2011

(Dollars in Thousands)

	2013	2012	2011

OPERATING REVENUE:
Service revenue	$287,830	$266,307	$245,161
Equipment and other	43,448	44,109	28,179

Total operating revenue	331,278	310,416	273,340

OPERATING COSTS AND EXPENSES:
Cost of service (exclusive of depreciation and amortization)	94,792	87,678	75,073
Depreciation and amortization	8,061	8,131	7,593
Cost of equipment	53,846	55,903	39,476
Selling, general and administrative	84,927	81,152	53,832

Total operating costs and expenses	241,626	232,864	175,974

OPERATING INCOME	89,652	77,552	97,366

INTEREST INCOME, NET	27	14	40

NET INCOME	$89,679	$77,566	$97,406

Allocation of Net Income:
Limited Partners	$26,903	$23,269	$29,222
General Partner	$62,776	$54,297	$68,184

See notes to financial statements.

Orange County - Poughkeepsie Limited Partnership

Statements of Changes in Partners’ Capital - Years Ended December 31, 2013, 2012 and 2011

(Dollars in Thousands)

	General Partner	Limited Partners			Total
	Verizon Wireless of the East LP	Verizon Wireless of the East LP	Cellco Partnership	Alteva, Inc.	Partners’ Capital

BALANCE—January 1, 2011	$31,074	$6,659	$3,061	$3,598	$44,392

Distributions	(68,093)	(14,591)	(6,704)	(13,600)	(102,988)

Contributions	—	—	4,811	—	4,811

Guaranteed Distributions	—	—	—	(26,000)	(26,000)

Net Income	68,184	14,611	6,713	7,898	97,406

BALANCE—December 31, 2011	31,165	6,679	7,881	(28,104)	17,621

Distributions	(47,159)	(10,105)	(4,643)	—	(61,907)

Net Income	54,297	11,634	5,345	6,290	77,566

BALANCE—December 31, 2012	38,303	8,208	8,583	(21,814)	33,280

Distributions	(57,501)	(12,322)	(5,661)	—	(75,484)

Net Income	62,776	13,452	6,180	7,271	89,679

BALANCE—December 31, 2013	$43,578	$9,338	$9,102	$(14,543)	$47,475

See notes to financial statements.

Orange County - Poughkeepsie Limited Partnership

Statements of Cash Flows - Years Ended December 31, 2013, 2012 and 2011

(Dollars in Thousands)

	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$89,679	$77,566	$97,406
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,061	8,131	7,593
Provision for losses on accounts receivable	1,663	1,416	1,403
Changes in certain assets and liabilities:
Accounts receivable	(3,029)	(3,513)	(18,814)
Unbilled revenue	462	202	(1,477)
Prepaid expenses and other current assets	(77)	50	(80)
Other assets	(365)	—	—
Accounts payable and accrued liabilities	(720)	(315)	21,093
Advance billings and customer deposits	539	764	7,421
Long term liabilities	543	245	13,175

Net cash provided by operating activities	96,756	84,546	127,720

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures, net	(8,275)	(9,639)	(12,902)
Change in due from affiliate, net	—	—	9,359

Net cash used in investing activities	(8,275)	(9,639)	(3,543)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners	(88,484)	(74,907)	(128,988)
Change in due to affiliate, net	3	—	—
Contributions from partners	—	—	4,811

Net cash used in financing activities	(88,481)	(74,907)	(124,177)

CHANGE IN CASH	—	—	—

CASH—Beginning of year	—	—	—

CASH—End of year	$—	$—	$—

NONCASH TRANSACTIONS FROM INVESTING ACTIVITIES:

Accruals for Capital Expenditures	$422	$62	$94

See notes to financial statements.

Orange County - Poughkeepsie Limited Partnership

Notes to Financial Statements - Years Ended December 31, 2013, 2012 and 2011

(Dollars in Thousands)

1.                        ORGANIZATION AND MANAGEMENT

Orange County - Poughkeepsie Limited Partnership — Orange County - Poughkeepsie Limited Partnership (the “Partnership”) was formed in 1987. The principal activity of the Partnership is providing cellular service in the Orange County and Poughkeepsie, New York Metropolitan service areas.

The partners and their respective ownership percentages as of December 31, 2013, 2012 and 2011 are as follows:

General Partner:
Verizon Wireless of the East LP*	70.0%

Limited Partners:
Verizon Wireless of the East LP*	15.0%
Alteva, Inc.**	8.1081%
Cellco Partnership	6.8919%

*Verizon Wireless of the East LP is a partnership between Verizon Wireless of Georgia LLC and Verizon Wireless Acquisition South LLC, which holds a controlling interest, and Verizon ELPI Holding Corp. (a subsidiary of Verizon Communications Inc.) which holds a preferred interest.  Verizon Wireless of the East LP is consolidated by Cellco Partnership (d/b/a Verizon Wireless) (“Cellco”).

**Effective May 16, 2013, Warwick Valley Telephone Company changed its name to Alteva, Inc.

In accordance with the partnership agreement, Cellco is responsible for managing the operations of the partnership (See Note 5).

On May 26, 2011, the General Partner and Alteva, Inc. executed an agreement (the “Agreement”) that converted the Partnership from a wholesale business to a retail business effective May 1, 2011. As part of the Agreement, Cellco contributed to the Partnership the assets and liabilities directly used in and arising out of the existing retail operations in the Orange County and Poughkeepsie metropolitan service areas. Per the terms of the Agreement, no adjustments were made to the Partnership interests as a result of this contribution. Pursuant to the Agreement, Alteva, Inc. received guaranteed cash distributions from the Partnership of $13,000, $13,000, and $13,600 in 2013, 2012, and 2011, respectively.

The Agreement gave Alteva, Inc. the right to require Cellco to purchase all of Alteva Inc.’s Partnership interest (the “Put Option”) at any time during April 2013 or April 2014. The purchase price under the Put Option shall be the greater of $50,000 or the product of five times EBITDA of the Partnership for the calendar year preceding the exercise of the Put Option, times Alteva, Inc.’s 8.1081% ownership.

In connection with the Agreement, Cellco leased to the Partnership certain 700 MHz spectrum to facilitate the build out of the wireless network (See Note 6).

2.                        SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates. Estimates are used for, but are not limited to, the accounting for: revenue and expense, allocations, allowance for uncollectible accounts receivable, unbilled revenue, depreciation and amortization, useful lives and impairment of assets, accrued expenses, and contingencies.

Revenue Recognition — The Partnership offers products and services to our customers through bundled arrangements. These arrangements involve multiple deliverables which may include products, services, or a combination of products and services.

The Partnership earns revenue by providing access to its network (access revenue) and usage of its network (usage revenue), which includes voice and data revenue. Customers are associated with the Partnership based upon mobile identification number. In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in Advance billings in the balance sheet. Usage revenue is recognized when service is rendered and included in unbilled revenue until billed. Equipment sales revenue associated with the sale of wireless devices and related equipment costs are recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from the sale of wireless services. Customer activation fees charged to customers are considered additional consideration and are recorded in Equipment and other revenue, generally, at the time of customer acceptance. For agreements involving the resale of third-party services in which the Partnership is considered the primary obligor in the arrangements, the Partnership records revenue gross at the time of sale. For equipment sales, the Partnership currently subsidizes the cost of wireless devices. The amount of this subsidy is generally contingent on the arrangement and terms selected by the customer.  In multiple deliverable arrangements which involve the sale of equipment and a service contract, the equipment revenue is recognized up to the amount collected when the wireless device is sold.

The roaming rates charged by the Partnership to Cellco do not necessarily reflect current market rates. The Partnership will continue to re-evaluate the rates on a periodic basis (See Note 5).

The Partnership reports taxes imposed by governmental authorities on revenue-producing transactions between us and our customers on a net basis.

Operating Costs and Expenses — Operating expenses include expenses incurred directly by the Partnership, as well as an allocation of selling, general and administrative, and operating costs incurred by Cellco or its affiliates on behalf of the Partnership. Employees of Cellco provide services performed on behalf of the Partnership. These employees are not employees of the Partnership, therefore operating expenses include direct and allocated charges of salary and employee benefit costs for the services provided to the Partnership. Cellco believes such allocations, principally based on the Partnership’s percentage of total customers, customer gross additions or minutes-of-use, are in accordance with the Partnership Agreement and are a reasonable method of allocating such costs. The roaming rates charged to the Partnership by Cellco do not necessarily reflect current market rates. The Partnership will continue to re-evaluate the rates on a periodic basis (see Note 5).

Comprehensive Income— Comprehensive income is the same as net income as presented in the accompanying statements of operations.

Retail Stores— Effective May 1, 2011 (See Note 1), the daily operations of all retail stores owned by the Partnership are managed by Cellco. All fixed assets, liabilities, income and expenses related to these retail stores are recorded in the financial statements of the Partnership.

Income Taxes — The Partnership is not a taxable entity for federal and state income tax purposes. Any taxable income or loss is apportioned to the partners based on their respective partnership interests and is reported by them individually.

Inventory — Inventory is owned by Cellco and is not recorded on the Partnership’s financial statements. Effective May 1, 2011 (See Note 1), upon sale, the related cost of the inventory is transferred to the Partnership at Cellco’s cost basis and included in the accompanying statements of operations.

Allowance for Doubtful Accounts — The Partnership maintains allowances for uncollectible accounts receivable for estimated losses resulting from the inability of customers to make required payments. Estimates are based on the aging of the accounts receivable balances and the historical write-off experience, net of recoveries.

Property, Plant and Equipment — Property, plant and equipment primarily represents costs incurred to construct and expand capacity and network coverage on mobile telephone switching offices and cell sites. The cost of property, plant and equipment is depreciated over its estimated useful life using the straight-line method of depreciation. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Major improvements to existing plant and equipment that extend the useful lives are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization are eliminated and any related gain or loss is reflected in the statements of operations. All property, plant and equipment purchases are made through an affiliate of Cellco. Transfers of property, plant and equipment between Cellco and affiliates are recorded at net book value and included in due from affiliate until settled.

Network engineering costs incurred during the construction phase of the Partnership’s network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.

FCC Licenses — The Federal Communications Commission (“FCC”) issues licenses that authorize cellular carriers to provide service in specific cellular geographic service areas. The FCC grants licenses for terms of up to ten years. In 1993 the FCC adopted specific standards to apply to cellular renewals, concluding it will award a license renewal to a cellular licensee that meets certain standards of past performance. Historically, the FCC has granted license renewals routinely and at nominal costs, which are expensed as incurred. All wireless licenses issued by the FCC that authorize the Partnership to provide cellular services are recorded on the books of Cellco. The current terms of the Partnership’s FCC license expires in January 2018. Cellco and the Partnership believe they will be able to meet all requirements necessary to secure renewal of the Partnership’s cellular license.

Valuation of Assets — Long-lived assets, including property, plant and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Cellco and the Partnership test their wireless licenses for potential impairment annually, and more frequently if indications of impairment exist.  In 2013, Cellco and the Partnership performed a qualitative assessment to determine whether it is more likely than not that the fair value of its wireless licenses was less than the carrying amount.  As part of the assessment, Cellco and the Partnership considered several qualitative factors including the business enterprise value and other industry and market considerations.  Based on our assessment in 2013, Cellco and the Partnership qualitatively concluded that it was more likely than not that the fair value of their wireless licenses significantly exceeded their carrying value and therefore did not result in any impairment.  In 2012 and 2011 Cellco and the Partnership evaluated their licenses on an aggregate basis, using a direct income-based value approach.  This approach estimates fair value using a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date.  If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the wireless licenses, an impairment is recognized.

In addition, Cellco believes that under the Partnership agreement it has the right to allocate, based on a reasonable methodology, any impairment loss recognized by Cellco for all licenses included in Cellco’s national footprint. Cellco does not charge the Partnership for the use of any FCC license recorded on its books (except for the annual cost of $2,039 related to the spectrum leases). Cellco and the Partnership evaluated their wireless licenses for potential impairment as of December 15, 2013 and December 15, 2012. These evaluations resulted in no impairment of wireless licenses.

Concentrations — The Partnership maintains allowances for uncollectible accounts receivable for estimated losses resulting from the inability of customers to make required payments. Estimates are based on historical net write-off experience. No single customer receivable is large enough to present a significant financial risk to the partnership.

Cellco and the Partnership rely on local and long-distance telephone companies, some of which are related parties (See Note 5), and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have a material adverse impact on the Partnership’s operating results.

Although Cellco attempts to maintain multiple vendors for its network assets and inventory, which are important components of its operations, they are currently acquired from only a few sources. Certain of these products are in turn utilized by the Partnership and are important components of the Partnership’s operations. If the suppliers are unable to meet Cellco’s needs as it builds out its network infrastructure and sells service and equipment, delays and increased costs in the expansion of the Partnership’s network infrastructure or losses of potential customers could result, which would adversely affect operating results.

Financial Instruments — The Partnership’s trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value.

Due from affiliate — Due from affiliate principally represents the Partnership’s cash position with Cellco. Cellco manages, on behalf of the Partnership, all cash, inventory, investing and financing activities of the Partnership. As such, the change in due from affiliate is reflected as an investing activity or a financing activity in the statements of cash flows depending on whether it represents a net asset or net liability for the Partnership.

Additionally, administrative and operating costs incurred by Cellco on behalf of the Partnership, as well as property, plant and equipment transactions with affiliates, are charged to the Partnership through this account. Starting in 2011, interest income is based on the Applicable Federal Rate which was approximately .2%, .2% and .4% for the years ended December 31, 2013, 2012 and 2011, respectively.  Interest expense is calculated by applying Cellco’s average cost of borrowing from Verizon Communications, Inc., which was approximately 7.4%, 7.3% and 6.8% for the years ended December 31, 2013, 2012 and 2011, respectively.  Included in net interest income is interest income of $21, $17 and $45 for the years ended December 31, 2013, 2012 and 2011, respectively, related to due from affiliate.

Distributions - The Partnership is required to make distributions to its partners based upon the Partnership’s operating results, due to/from affiliate status, and financing needs as determined by the General Partner at the date of the distribution.  See Note 1 regarding guaranteed distributions to Alteva, Inc. related to the retail combination of the Partnership.

Recently Adopted Accounting Standards - During the first quarter of 2013, we adopted the accounting standard update regarding testing of intangible assets for impairment. This standard update allows companies the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired.  An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not the asset is impaired. The adoption of this standard did not have a significant impact on the financial statements.

Subsequent Events — Events subsequent to December 31, 2013 have been evaluated through March 17, 2014, the date the financial statements were issued.

3.                        PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following as of December 31, 2013 and 2012:

	2013	2012

Buildings and improvements (20-40 years)	$22,274	$20,412
Wireless plant and equipment (3-15 years)	67,283	61,533
Furniture, fixtures and equipment (3-10 years)	1,931	1,742
Leasehold improvements (5 years)	10,066	8,977

	101,554	92,664

Less: accumulated depreciation	(59,908)	(51,592)

Property, plant and equipment, net	$41,646	$41,072

Depreciation expense	$8,061	$8,131

Capitalized network engineering costs of $488 and $610 were recorded during the years ended December 31, 2013 and 2012, respectively. Construction in progress included in certain classifications shown above, principally wireless plant and equipment, amounted to $2,399 and $2,745 as of December 31, 2013 and 2012, respectively.

4.                        CURRENT LIABILITIES

Accounts payable and accrued liabilities consist of the following as of December 31, 2013 and 2012:

	2013	2012

Accounts payable	$7,189	$7,521
Accrued liabilities	381	409
Accounts payable and accrued libilities	$7,570	$7,930

Advance billings and customer deposits consist of the following as of December 31, 2013 and 2012:

	2013	2012

Advance billings	$8,430	$7,954
Customer deposits	294	231
Advance billings and customer deposits	$8,724	$8,185

5.                        TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

In addition to fixed asset purchases (see Note 2), substantially all of service revenues, equipment and other revenues, cost of service, cost of equipment, and selling, general and administrative expenses represent transactions processed by affiliates (Cellco and its related parties) on behalf of the Partnership or represent transactions with affiliates.  These transactions consist of revenues and expenses that pertain to the Partnership which are processed by Cellco and directly attributed to or directly charged to the Partnership.  They also include certain revenues and expenses that are processed or incurred by Cellco which are allocated to the Partnership based on factors such as the Partnership’s percentage of customers, gross customer additions, or minutes of use. These transactions do not necessarily represent arm’s length transactions and may not represent all revenues and costs if the Partnership operated on a standalone basis.

Service revenues - Effective May 1, 2011 (See Note 1) Service revenues include monthly customer billings processed by Cellco on behalf of the Partnership and roaming revenues relating to customers of other affiliated markets that are specifically identified to the Partnership.  Service revenue also includes long distance, data, and certain revenue reductions including revenue concessions that are processed by Cellco and allocated to the Partnership based on certain factors deemed appropriate by Cellco.

Equipment and other revenues — Effective May 1, 2011 (See Note 1) equipment revenue includes equipment sales processed by Cellco and specifically identified to the Partnership, as well as certain handset and accessory revenues, contra-revenues including equipment concessions, and coupon rebates that are processed by Cellco and allocated to the Partnership based on certain factors deemed appropriate by Cellco.  Other revenues include other fees and surcharges charged to the customer that are specifically identified to the Partnership.

Cost of Service - Cost of service includes roaming costs relating to customers roaming in other affiliated markets and switch costs that are specifically identified to the Partnership.  Cost of service also includes cost of telecom, long distance and application content that are incurred by Cellco and allocated to the Partnership based on certain factors deemed appropriate by Cellco.  The Partnership has also entered into a lease agreement for the right to use additional spectrum owned by Cellco.  See Note 6 for further information regarding this arrangement.

Cost of equipment - Cost of equipment includes the cost of inventory specifically identified and transferred to the Partnership (see Note 2). Cost of equipment also includes certain costs related to handsets, accessories and other costs incurred by Cellco and allocated to the Partnership based on certain factors deemed appropriate by Cellco.

Selling, general and administrative - Selling, general and administrative expenses include commissions, customer billing, office telecom, customer care, salaries, sales and marketing and advertising expenses that are specifically identified to the Partnership as well as incurred by Cellco and allocated to the Partnership based on certain factors deemed appropriate by Cellco.

6.                        COMMITMENTS

Cellco, on behalf of the Partnership, and the Partnership itself have entered into operating leases for facilities, equipment, and spectrum used in its operations. Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis. The noncancellable lease term used to calculate the amount of the straight-line rent expense is generally determined to be the initial lease term, including any optional renewal terms that are reasonably assured. Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancellable lease term. For the years ended December 31, 2013, 2012 and 2011, the Partnership incurred a total of $6,774, $6,555 and $5,566, respectively, as rent expense related to these operating leases, which was included in cost of service and general and administrative expenses in the accompanying statements of operations.

Aggregate future minimum rental commitments under noncancellable operating leases, excluding renewal options that are not reasonably assured and the 700 MHz lease discussed below, for the years shown are as follows:

Years	Amount

2014	$5,239
2015	4,805
2016	4,200
2017	2,650
2018	1,834
2019 and thereafter	6,380

Total minimum payments	$25,108

On January 1, 2011, the Partnership entered into a 700 MHz upper band spectrum lease with Cellco. The lease includes an initial term extending through June 1, 2019 and a renewal option through June 1, 2029. The license, held by Cellco, is considered an indefinite-lived intangible as Cellco believes it will be able to meet all requirements necessary to secure renewal of this license. The Partnership accounts for this spectrum lease as an executory contract which is similar to an operating lease.

Based on the terms of the spectrum license lease as of December 31, 2013, future spectrum lease obligations, including the renewal period, are expected to be as follows:

Years	Amount

2014	$767
2015	767
2016	767
2017	767
2018	767
2019 and thereafter	7,986

Total minimum payments	$11,821

The General Partner currently expects that the renewal option in the lease will be exercised.

From time to time Cellco enters into purchase commitments, primarily for network equipment, on behalf of the Partnership. These represent legal obligations of Cellco.

7.                        CONTINGENCIES

Cellco and the Partnership are subject to lawsuits and other claims including class actions, product liability, patent infringement, intellectual property, antitrust, partnership disputes, and claims involving relations with resellers and agents. Cellco is also currently defending lawsuits filed against it and other participants in the wireless industry alleging various adverse effects as a result of wireless phone usage. Various consumer class action lawsuits allege that Cellco violated certain state consumer protection laws and other statutes and defrauded customers through misleading billing practices or statements. These matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against Cellco and the Partnership and/or insurance coverage. All of the above matters are subject to many uncertainties, and the outcomes are not currently predictable.

The Partnership may be allocated a portion of the damages that may result upon adjudication of these matters if the claimants prevail in their actions. In none of the currently pending matters is the amount of accrual material. An estimate of the reasonably possible loss or range of loss in excess of the amounts already accrued to either Cellco or the Partnership with respect to these matters as of December 31, 2013 cannot be made at this time due to various factors typical in contested proceedings, including (1) uncertain damage theories and demands; (2) a less than complete factual record; (3) uncertainty concerning legal theories and their resolution by courts or regulators; and (4) the unpredictable nature of the opposing party and its demands. We continuously monitor these proceedings as they develop and adjust any accrual or disclosure as needed. We do not expect that the ultimate resolution of any pending regulatory or legal matter in future periods will have a material effect on the financial condition of the Partnership, but it could have a material effect on our results of operations for a given reporting period.

8.                                      RECONCILIATION OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Balance at		Balance at	Additions	Write-offs	Balance at
	Beginning		Retail	Charged to	Net of	End
	of the Year		Combination	Operations	Recoveries	of the Year

Accounts Receivable Allowances:
2013	$693		$0	$1,663	$(1,619)	$737
2012	945		0	1,416	(1,668)	693
2011	0	*	656	1,403	(1,114)	945

* See Note 1.

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